Mail Stop 3561

May 9, 2006

Reed T. Buley
President
Slopestyle Corporation
111 Hughes Court
Wylie, TX 75225

>   **Re: Slopestyle Corporation**
>   **Amendment No. 1 to Registration Statement on Form SB-1**
>   **Filed April 28, 2006**
>   **File No. 333-132082**

Dear Mr. Buley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1. We note your response to comment 3 of our letter dated March 27, 2006. We note that the disclosure on page 9 is inconsistent with your disclosure on the cover page; please revise. Please also identify the bank where funds will be deposited. Please tell us whether you have entered into an escrow agreement or a similar agreement governing the custody of funds, and if so, please file a copy of the agreement as an exhibit to your next amendment.

Use of Proceeds, page 3

2. We note your response to comment 4 of our letter dated March 27, 2006. We note that you describe the use of proceeds in "no particular order of priority."

Please revise to indicate the priority of each purpose. Refer to Item 504 of Regulation S-B. Please also revise to indicate that "Mid-Level" refers to 50% of the total offering amount being raised.

Plan of Distribution, page 9

3. We note your response to comment 9 of our letter dated March 27, 2006. Please state whether affiliate purchases will be counted toward meeting the minimum amount required to be raised in the offering. In addition, please state whether affiliates are purchasing units for investment or resale.

Capitalization, page 22

4. With respect to your presentation of capitalization on a pro forma basis to give effect to net proceeds from the sale of the <u>midpoint</u> number of shares, please replace the column heading "After Maximum Offering" with "After Midpoint Offering."

Note 5 – Income Taxes, pages F-9 and F-17

5. We have reviewed your response to comment 20 in our letter dated March 27, 2006. You state in your response that the date of expiration of your net operating loss has been disclosed. However, we were unable to locate this disclosure. As such, we reissue our previous comment. Please disclose the amount and expiration date of your net operating loss carry forward. See paragraph 48 of SFAS 109.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Accountant, at (202) 551-3340 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.
        FAX (214) 361-8244